Exhibit 99.1

Obsidian Energy Announces Date of Third Quarter Results and Resignation of CFO

CALGARY, Oct. 21, 2019 /CNW/—OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces the reporting date of its upcoming third quarter 2019 financial and operating results and the resignation of its Chief Financial Officer.

Date of Third Quarter Results

Obsidian Energy expects to release its third quarter 2019 financial and operational results before North American markets open on Monday, November 4, 2019. In addition, the third quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on or about the same date.

David Hendry, CFO Resigns

David Hendry, Chief Financial Officer (“CFO”) has submitted his resignation, effective November 15, 2019 to pursue another opportunity. Obsidian Energy is currently in discussions to secure a successor and expects to announce a replacement in the near future.

Michael Faust, interim President and Chief Executive Officer, stated, “We thank David for his years of dedication and leadership to the Company, particularly in the role of CFO, and wish him every success in his future endeavors.”

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the effective date of our CFO’s resignation; the expected timing of announcement for the CFO replacement; and our expected release date for our third quarter financial and operational results and other associated documents.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things, when our current CFO will resign and our quarter release date. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include the factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com